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                            September 16, 2022

       Ricky Qizhi Wei
       Chief Executive Officer
       Dunxin Financial Holdings Limited
       27th Floor, Lianfa International Building
       128 Xudong Road, Wuchang District
       Wuhan City, Hubei Province 430063
       People   s Republic of China

                                                        Re: Dunxin Financial
Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            File No. 001-34958

       Dear Mr. Wei:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       General

   1. Please revise future filings to name your PRC counsel where you state that your position is based on the advice
of your PRC counsel.
       Conventions that Apply to this Annual Report, page 3

   2. We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. In future filings, please
revise your disclosure to remove the exclusion of Hong Kong and
                                                        Macau from your
definition of "China" or the "PRC."
 Ricky Qizhi Wei
FirstName LastNameRicky   Qizhi Wei
Dunxin Financial Holdings Limited
Comapany 16,
September NameDunxin
              2022     Financial Holdings Limited
September
Page 2    16, 2022 Page 2
FirstName LastName
Risks Related to Our Corporate Structure, page 8

3. Please refer to your reference to "our operating entities in China and revise your future filings disclosure here and throughout to refrain from implying that the VIE Agreements are equivalent to an equity ownership in the business of the VIE. Similarly, revise your future filings disclosure throughout, including disclosures on pages 42 and 52, to remove disclosure stating that VIE contractual arrangements may not be as effective as "direct"
         ownership as this disclosure suggests a possibility of indirect ownership.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie at (202) 551-3714 or Cara Lubit at (202) 551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance